Exhibit 99.116

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1                                                   Name and Address of Company

Aphria Inc. (the “Company” or “Aphria”)

245 Talbot St. W., Suite 103

Leamington, ON N8H 1N8

ITEM 2                                                   Date of Material Change

July 17, 2018

ITEM 3                                                   News Release

A press release was issued through CNW on July 17, 2018.

ITEM 4                                                   Summary of Material Change

The Company announced that it had entered into a definitive share purchase agreement (the “Agreement”) with Scythian Biosciences Corp. (‘Scythian”) to acquire all of the issued and outstanding common shares (on a fully-diluted basis) of LATAM Holdings Inc. (“LATAM Holdings”), a direct, wholly-owned subsidiary of Scythian with licenses and other rights and assets held through various subsidiaries in Argentina, Colombia and Jamaica (collectively, the “Transaction”).

The Company also announced that it has received a right of first offer and refusal (collectively the “Rights”) in respect of a majority interest in an entity in Brazil, upon the receipt of a license by such entity.

The aggregate transaction consideration for the acquisition of LATAM Holdings, together with the Rights is C$193 million, payable in the form of common shares in the capital of Aphria (the “Aphria Shares”) at a deemed share price of $12.31, being the volume weighted average price of the Aphria Shares as traded on the facilities of the Toronto Stock Exchange (the “TSX”) for the 20 trading days immediately prior to the date of the Agreement. In addition to the share consideration, the Company will also assume US$1 million in existing debt.

ITEM 5                                                   Full Description of Material Change

The Company announced that it had entered into the Agreement) with Scythian to acquire all of the issued and outstanding common shares (on a fully-diluted basis) of LATAM Holdings, with licenses and other rights and assets held through various subsidiaries in Argentina, Colombia and Jamaica.

The Company also announced that it has received the Rights in respect of a majority interest in an entity in Brazil, upon the receipt of a license by such entity.

The aggregate transaction consideration for the acquisition of LATAM Holdings, together with the Rights is C$193 million, payable in the form of Aphria Shares at a deemed share price of $12.31, being the volume weighted average price of the Aphria Shares as traded on the facilities of the TSX for the 20 trading days immediately prior to the date of the Agreement. In addition to the share consideration, the Company will also assume US$1 million in existing debt.

Aphria expects to issue to Scythian 15,678,310 Aphria Shares in connection with the Transaction, representing approximately 6.3% of the currently issued and outstanding shares of Aphria, calculated on a non-diluted basis.

Aphria will acquire the following entities through LATAM Holdings:

•                  90% of Colcanna S.A.S, a Colombian medical cannabis producer, currently holding a CBD cultivation license from the Ministry of Justice and holding a license for processing, extraction, production and research for the local market and export for the international market of cannabis derivatives, from the Ministry of Health. Colcanna expects to receive its THC license from the Ministry of Justice within the next month;

•                  100% of ABP, S.A., an Argentinean pharmaceutical import and distribution company, currently licensed for the importation of CBD oil for the purposes of research and development;

•                  100% of Marigold Acquisitions Inc., a BC incorporated entity, which owns 100% of Hampstead Holdings Ltd., a Bermuda incorporated entity, which owns 49% of Marigold Projects Jamaica Limited, which has received a license to cultivate and conditional licenses to process, sell and provide therapeutic or spa services using cannabis products; and,

•                  The Rights to purchase 50.1% of a Brazilian incorporated entity, which Scythian is currently seeking to acquire, which is expected to hold a medical cannabis cultivation, processing and distribution license in Brazil, upon receipt of a license, for US$24 million, and an additional right of first refusal to acquire an additional 20-39% of the same entity at fair market value at the time.

The Transaction will proceed by way of a share purchase of LATAM Holdings by Aphria and is subject to a “majority of the minority” approval requirement by Scythian shareholders (excluding Aphria and its affiliates), receipt of required regulatory and stock exchange approvals, and other customary conditions of closing. Aphria has secured irrevocable hard lock-ups (the “Lock-Ups”) from approximately 40% of the shareholders of Scythian to vote in favour of the Transaction, and also holds an approximate 9% interest in Scythian, together with 672,125 outstanding warrants of Scythian, representing an incremental 4% interest of Scythian (approximately 13% in total, calculated on a fully diluted basis). Collectively, the shares subject to these Lock-Ups represent, together with the Scythian shares already owned by Aphria, approximately 50% of the currently outstanding Scythian shares.

Board members of Aphria, including Mr. Vic Neufeld, Mr. Cole Cacciavillani, Mr. John Cervini and Ms. Renah Persofsky, currently hold an aggregate of 20,496 shares and 215,887 warrants of Scythian representing approximately 2.1% of Scythian on a fully diluted basis, which warrants have an exercise price of $5.50 per Scythian share and which currently exceeds the closing price of Scythian as of the date of the Agreement. Mr. Neufeld and Ms. Persofsky, current directors of

Aphria, previously stepped down as directors from the Board of Directors of Scythian in the previous quarter. As part of leaving the Board of Directors of Scythian, Mr. Neufeld forfeited 160,000 options at an exercise price of $4.66, 140,000 options at an exercise price of $5.28 and 200,000 DSUs. In respect of the Transaction, certain members of the Board of Directors of Aphria (Mr. Neufeld, Mr. Cacciavillani, Mr. Cervini and Ms. Persofsky) holding shares or warrants in Scythian disclosed such interests to the Board of Directors of Aphria and all recused themselves from the meeting of directors during which the Transaction was discussed and from voting on the resolution approving the Transaction.

The Board of Directors of Aphria has received a fairness opinion from Cormark Securities that, as of July 16, 2018, and subject to the assumptions, limitations and qualifications on which such opinions are based, the consideration to be offered by Aphria in respect of the Transaction is fair, from a financial point of view, to Aphria. The eligible directors of Aphria, after receiving legal and financial advice, have unanimously approved the Transaction.

The Agreement between Scythian and Aphria provides for, among other things, a non-solicitation covenant on the part of Scythian, as well as a “fiduciary out” provision that entitles Scythian to consider and accept a superior proposal, and a right in favour of Aphria to match any superior proposal. If the Agreement is terminated in certain circumstances, including if Scythian enters into a definitive agreement with respect to a superior proposal, Aphria is entitled to a break-fee payment of $5.8 million. The Transaction is currently expected to close on or prior to September 30, 2018.

Further information regarding the Transaction will be included in Scythian’s management information circular to be mailed to Scythian shareholders in advance of the special meeting, which will be filed with the Canadian securities regulators and will be available at www.sedar.com.

ITEM 6                                                   Reliance of subsection 7.1(2) or (3) of National Instrument 51 -102

Not applicable.

ITEM 7                                                   Omitted Information

Not applicable.

ITEM 8                                                   Executive Officer

The name and business number of an executive officer of the Company who is knowledgeable about the material change and this report is:

Carl Merton

Chief Financial Officer

Phone: 1-844-427-4742

ITEM 9                                                   Date of Report

This report is dated the 27th day of July, 2018.